CONFIDENTIAL TREATMENT REQUESTED BY AVIANCA HOLDINGS S.A. FOR CERTAIN PORTIONS

OF THIS LETTER PURSUANT TO RULE 83 (17 C.F.R. § 200.83)

February 14, 2020

VIA EDGAR TRANSMISSION AND HAND DELIVERY

Mr. Joseph Klinko

Mr. John Cannarella

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Avianca Holdings S.A.
Form 20-F for the Fiscal Year ended December 31, 2018
Filed April 29, 2019

File No. 001-36142

Response to Staff Comment Letter Dated January 17, 2020

Dear Mr. Klinko and Mr. Cannarella:

Reference is made to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), received by Avianca Holdings S.A. (the “Company”) on January 17, 2020, following our response dated January 6, 2020 to the Staff’s initial comment letter dated December 6, 2019, in each case regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2018, filed on April 29, 2019 (the “2018 Form 20-F”). For your convenience, we have reproduced the Staff’s comment in italics and have provided responses immediately below.

Due to the sensitive nature of certain information contained in this letter, we have filed a separate request letter with the Office of FOIA Services for confidential treatment of the portions marked “[***]” of this letter (the “Confidential Information” and, together with the request letter, the “Confidential Material”) under the U.S. Freedom of Information Act, 5 U.S.C. § 552 (the “FOIA”), 17 C.F.R. § 200.83 (“Rule 83”) and the SEC’s rules and regulations promulgated under the FOIA. For the Staff’s reference, we have enclosed a copy of the request letter with this copy of the correspondence marked to show the Confidential Information, redacted from the version filed via EDGAR, for which the Company is requesting confidential treatment. Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY AVIANCA HOLDINGS S.A. FOR CERTAIN PORTIONS

OF THIS LETTER PURSUANT TO RULE 83 (17 C.F.R. § 200.83)

SEC Comment No. 1.

Operating and Financial Review and Prospects

Liquidity and Capital Resources

Contractual Obligations, page 142

We have read your response to prior comment one, explaining that amounts disclosed as aircraft and engine purchase commitments on pages 142 and F-121 reflect a “worst case scenario” and “conservative presentation” of aircraft and engine capital expenditures. However, you also indicate that due to a “highly distressed financial situation” there is uncertainty as to whether you will adhere to your agreements and that the amounts are “subject to multiple conditions and constant variations.”

Item 5.F of Form 20-F requires that you disclose known contractual obligations including all purchase obligations that constitute “an agreement to purchase goods or services that is enforceable and legally binding on the company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.”

Paragraph 74 of IAS 16 requires that you disclose “the amount of contractual commitments for the acquisition of property, plant and equipment.”

While we understand you may be seeking concessions or adjustments to your agreements, you should disclose the amounts that you are contractually obligated to pay to acquire the aircraft as of the balance sheet date to comply with the aforementioned requirements.

Section III.D of SEC Release 34-47264 further clarifies that the table of contractual obligations should be accompanied by footnotes to describe material contractual provisions or other material information to the extent necessary for an understanding of the timing and amount of the contractual obligations in the table, including estimates of payments due under variable price provisions, and the effect of any material termination or renewal provisions on the timing and amount of the purchase obligations.

Given the foregoing, we believe that disclosure of the required future payments under your aircraft and engine purchase agreements, reflecting the contractual obligations net of any discounts and pre-delivery payments made, also reflecting any contractual price escalations, are necessary to meet your obligations under Item 5.F of Form 20-F.

You should also expand your disclosure on page 139, under New Aircraft and Engine Purchases within the Liquidity and Capital Resources section, to address the uncertainty associated with your highly distressed financial condition, including the “significant variations” to the prices that you indicate may arise from your negotiations, and explain how this impacts your ability to adhere to your agreements.

Item 5.B.3 of Form 20-F requires “Information regarding the company’s material commitments for capital expenditures as of the end of the latest financial year…and the anticipated sources of funds needed to fulfill such commitments.”

If you believe that disclosures based on list prices are consistent with these requirements because there are contractual scenarios under which you would be required to pay the amounts disclosed, please submit the contractual agreements pertaining to the aircraft that you were obligated to acquire as of December 31, 2018, and identify the specific language within the agreements that you believe correlates with your view.

CONFIDENTIAL TREATMENT REQUESTED BY AVIANCA HOLDINGS S.A. FOR CERTAIN PORTIONS

OF THIS LETTER PURSUANT TO RULE 83 (17 C.F.R. § 200.83)

In this case, also submit a detailed reconciliation of the amounts disclosed and those provided in your supplemental response and explain the differences in your approach to the compilations, including any assumptions or assessments of conditions.

Otherwise, please submit the revisions that you propose for the table of contractual obligations, liquidity discussion, and financial statements to address these concerns.

Response to Comment No. 1.

In response to the Staff’s request, the Company’s future filings, including the footnotes to its financial statements, will disclose the Company’s contractual obligations reflecting aggregate aircraft and engine purchase commitments, which include related pre-delivery payments to be made, based on discounted prices negotiated with suppliers under the contracts in effect as of the balance sheet date.

As of December 31, 2019, these amounts were as follows:

(in millions of US$)

2019*
	Less than 1 year		1-3 years		3-5 years		More than 5 years		Total
Aircraft and engine purchase commitments	[***	]	[***	]	[***	]	[***	]	[***	]

*	Amounts as of December 31, 2019 are estimates.

In order to ensure that investors more fully understand the factors that may result in the Company’s capital expenditures deviating from its disclosed purchase commitments, in future filings, the Company will improve its disclosure to state that:

“Amounts disclosed are based on IFRS and reflect certain discounts negotiated with suppliers as of the balance sheet date, which discounts are calculated on highly technical bases and are subject to multiple conditions and constant variations. Among the factors that may affect discounts are changes in our purchase agreements, including order volumes. Amounts disclosed do not reflect recent amendments to our purchase agreements, as discussed elsewhere in this annual report. In addition, the amounts and timing of our actual cash disbursements relating to our aircraft and engine purchase commitments may differ due to our right to offset certain obligations with credits we have against suppliers.”

For better context and understanding of the Staff, the exhibit to this response sets forth a reconciliation of the amounts disclosed as aircraft and engine purchase commitments in the Company’s 2018 Form 20-F, based on list prices, to the Company’s aggregate aircraft and engine purchase commitments, which include related pre-delivery payments to be made, based on discounted prices negotiated with suppliers under the contracts in effect as of the balance sheet date.

*******

CONFIDENTIAL TREATMENT REQUESTED BY AVIANCA HOLDINGS S.A. FOR CERTAIN PORTIONS

OF THIS LETTER PURSUANT TO RULE 83 (17 C.F.R. § 200.83)

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg, the Company’s counsel, at +55 (11) 3927-7702 or Luca Pfeifer at +571 587 7700 (ext. 2474).

Sincerely,

/s/ Adrian Neuhauser
Avianca Holdings S.A.
By: Adrian Neuhauser
Title: Chief Financial Officer

cc:	Tobias Stirnberg

Milbank LLP

CONFIDENTIAL TREATMENT REQUESTED BY AVIANCA HOLDINGS S.A. FOR CERTAIN PORTIONS

OF THIS LETTER PURSUANT TO RULE 83 (17 C.F.R. § 200.83)

EXHIBIT

The following table sets forth a reconciliation of the amounts disclosed as aircraft and engine purchase commitments in the Company’s 2018 Form 20-F, based on list prices, to the Company’s aggregate aircraft and engine purchase commitments, which include related pre-delivery payments to be made, based on discounted prices negotiated with suppliers under the contracts in effect as of the balance sheet date:

2018
	Less than 1 year		1-3 years		3-5 years		More than 5 years		Total
Aircraft and engine purchase commitments based on list prices	1,204.1		4,974.2		4,813.2		4,771.7		15,763.3
(-) discounts negotiated as of the balance sheet date	[***	]	[***	]	[***	]	[***	]	[***	]
(+) pre-delivery payments	[***	]	[***	]	[***	]	[***	]	[***	]
Aircraft and engine purchase commitments	[***	]	[***	]	[***	]	[***	]	[***	]